October 20, 1998             Contact:  Michael W. Pope
                                       Dionex Corporation
                                      (408) 481-4107

DIONEX CORPORATION ANNOUNCES ACQUISITION OF SOFTRON GMBH

FOR IMMEDIATE RELEASE

Dionex Corporation (NASDAQ: DNEX), the worldwide leader in ion chromatography, announced today that it has purchased Softron GmbH (Softron). Softron is a privately held German company specializing in high performance liquid chromatogra-phy (HPLC) systems used by scientific, pharmaceutical, and industrial laboratories to analyze the chemical components of compounds. Softron's products are marketed predominantly in Europe and generated annual revenues of approximately $10 million in the fiscal year ended December 31, 1997. The price and terms of the transactions were not disclosed.

A. Blaine Bowman, Dionex President and CEO, commenting on the transaction, said, "We believe Softron will provide Dionex with a world class HPLC system. Now, our customers will be able to select from an even broader range of systems, automa-tion products, columns and consumables to solve both their ion chromatography and their HPLC needs. In particular, Sof-tron's ChromeleonTM chromatography software package, includ-ing state-of-the-art client/server architecture, will provide analytical chemists with new and extremely powerful capabili-ties. We are enthusiastic about the opportunities this transaction creates for our stockholders, as well as for our customers and employees."

Dr. Peter Jochum, President of Softron, commenting on the transaction said, "We are excited about partnering with Dionex. The strength of the Dionex distribution structure, as well as Dionex's solid reputation for quality instrumenta-tion and service around the globe, should allow sales of our HPLC system and ChromeleonTM software to grow quite rapidly. Additionally, Dionex's expertise in column chemistries and applications development will allow Softron to provide its expanding customer base with complete solutions."

Dionex expects to record an after-tax charge against earnings of between $6.0 and $8.0 million in the second quarter of fiscal 1999 in connection with this acquisition.

Dionex Corporation is a leading manufacturer and marketer of chromatography systems for chemical analysis. The Company's systems are used in environmental analysis and by the pharma-ceutical, life sciences, food and beverage, chemicals, petro-chemicals, power generation and electronics industries in a variety of applications.

Certain statements regarding sales and earnings contained herein that are not purely historical are forward looking statements. Factors that may cause actual results to differ from these statements are foreign currency fluctuations, com-petition from other companies and products, economic condi-tions in the areas in which the company sells its products, and existing product obsolescence. These factors and other risks and uncertainties are discussed in greater detail in Dionex's most recent Report on Form 10-K filed with the Secu-rities and Exchange Commission.